Filer: Featherlite, Inc
Project: 10q3rdqtr9302005.pdml
Featherlite, Inc.

Form Type: 10-Q   Period: 09-30-2005
Document Name: ex32_1.htm
Description:

Job Number: 3rd Quarter 10Q 2005
Saved: 11/10/2005 14:40:45

Rev: N/A   Sequence: 1
Printed: 11/10/2005 14:40:51
Created using EDGARIZER HTML

Exhibit 32.1

Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Ladies and Gentleman:

In connection with the quarterly report of Featherlite, Inc. (the "Company") on Form 10-Q for the quarter ended September 30, 2005 as filed with the Securities and Exchange Commission (the "Report"), I, Conrad D. Clement, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Featherlite, Inc.

Date: November 10, 2005

By: /s/ Conrad D. Clement

Chief Executive Officer